Exhibit 99.3

PROXY
RRSAT GLOBAL COMMUNICATIONS NETWORK LTD.
THIS PROXY IS SOLICITED ON BEHALF OF THE BOARD OF DIRECTORS FOR USE AT
THE ANNUAL GENERAL MEETING OF SHAREHOLDERS
TO BE HELD ON DECEMBER 23, 2013

          The undersigned shareholder of RRsat Global Communications Network Ltd. (the “Company”) hereby appoints SHLOMO SHAMIR, AVI COHEN and SHMUEL KOREN, and each of them, the true and lawful attorney, agent and proxy of the undersigned, with full power of substitution, to vote as described on the reverse all of the Ordinary Shares of the Company that the undersigned is entitled to vote at the Company’s Annual General Meeting of Shareholders to be held at the Company’s offices located at RRsat Building, Negev Street, Airport City 70100, Israel, on December 23, 2013, at 4:00 p.m. (Israel time), and at any adjournment thereof.

The undersigned hereby acknowledges receipt of the Notice of Annual General Meeting of Shareholders and the proxy statement accompanying such notice, revokes any proxy or proxies heretofore given to vote upon or act with respect to the undersigned’s shares and hereby ratifies and confirms all that said proxies, their substitutes, or any of them, may lawfully do by virtue thereof.

This proxy when properly executed will be voted in the manner directed herein by the undersigned shareholder.

Unless the undersigned has noted otherwise, the undersigned certifies that:

          1. its holdings and its vote DO NOT REQUIRE the consent of the Israeli Minister of Communications pursuant to Section 1(b) to Annex H to the Company’s Special License No. 5-10439-0-96224 or Section 1(b) to Annex H to the Company’s Special License No. 5-10439-2-95049; and

2. you are NOT a controlling shareholder of RRsat and you do NOT have a personal interest in the adoption of Proposals Nos. 3 and 4.

(Continued and to be signed on the reverse side.)

14475

ANNUAL GENERAL MEETING OF SHAREHOLDERS OF

RRSAT GLOBAL COMMUNICATIONS NETWORK LTD.

December 23, 2013

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NOTICE OF INTERNET AVAILABILITY OF PROXY MATERIAL:
The Notice of Meeting, proxy statement and proxy card are available at http://www.astproxyportal.com/ast/15028/

Please sign, date and mail your proxy card in the envelope provided as soon as possible.

$ Please detach along perforated line and mail in the envelope provided. $

00030333333333333300 4	122313

PLEASE SIGN, DATE AND RETURN PROMPTLY IN THE ENCLOSED ENVELOPE. PLEASE MARK YOUR VOTE IN BLUE OR BLACK INK AS SHOWN HERE ☒

			FOR	AGAINST	ABSTAIN
Unless stated otherwise in the line below, I certify that (A) my holdings and my vote DO NOT REQUIRE the consent of the Israeli Minister of Communications pursuant to Section 1(b) to Annex H to the Company’s Special License No. 5-10439-0-96224 or Section 1(b) to Annex H to the Company’s Special License No. 5-10439-2-95049; and (B) you are NOT a controlling shareholder of RRsat and you do NOT have a personal interest in the adoption of Proposals Nos. 3 and 4.	1.	To amend RRsat’s Articles of Association.	☐	☐	☐

	2.	Subject to the adoption of Proposal No. 1, to elect the following nominees to RRsat’s Board of Directors:

		Dr. Shlomo Shamir	☐	☐	☐

A proxy card will not be considered unless it is received by RRsat Global Communications Network Ltd. (the “Company”) at its principal executive offices at RRsat Building, Negev Street, Airport City 70100, Israel, or at the offices of the Company’s registrar and transfer agent, by December 23, 2013 at 6:59 a.m. (Israel time).
		Harel Beit-On	☐	☐	☐

		Amit Ben-Yehuda	☐	☐	☐

		Yigal Berman	☐	☐	☐

		Alexander Milner	☐	☐	☐

		Ron Oren	☐	☐	☐

		David Rivel	☐	☐	☐

		Yaron Sheinman	☐	☐	☐

		Sami Totah	☐	☐	☐

	3.	To approve an annual bonus to RRsat’s Vice President - Global Operations.	☐	☐	☐

	4.1 To adopt RRsat’s executive compensation policy.		☐	☐	☐

	4.2 To adopt RRsat’s director compensation policy.		☐	☐	☐
To change the address on your account, please check the box at right and indicate your new address in the address space above. Please note that changes to the registered name(s) on the account may not be submitted via this method.
☐
	5.	To ratify the appointment and compensation of Somekh Chaikin, a member of KPMG International, as RRsat’s independent public accountants for 2013.	☐	☐	☐

Signature of Shareholder	Date:	Signature of Shareholder	Date:
Note:
Please sign exactly as your name or names appear on this Proxy. When shares are held jointly, each holder should sign. When signing as executor, administrator, attorney, trustee or guardian, please give full title as such. If the signer is a corporation, please sign full corporate name by duly authorized officer, giving full title as such. If signer is a partnership, please sign in partnership name by authorized person.